

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Eugene Wong
Chief Executive Officer
Ace Global Business Acquisition Ltd
6/F Unit B
Central 88, 88-98 Des Voeux Road
Central, Hong Kong

> **Re: Ace Global Business Acquisition Ltd**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 12, 2021**
> **File No. 333-252878**

Dear Mr. Wong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed March 12, 2021

Exhibits

1. Please revise the legal opinion filed as Exhibit 5.1 to remove the limitation upon reliance stating that "[t]his opinion may be relied upon by the addressee only. It may not be relied upon by any other person except with our prior written consent." For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19. Please also revise the "Documents Reviewed" section of this opinion to provide the relevant dates that have been omitted.

General

2. We note Section 9.3 of your Warrant Agreement provides that any action, proceeding or claim arising out of or relating in any way to the agreement shall be brought and enforced

in the courts of the State of New York or the United States District Court for the Southern District of New York. Please revise this provision to state the extent to which the provision applies to actions arising under the Exchange Act and the Securities Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Also, please revise the disclosure in your prospectus to disclose that your warrant agreement contains this provision, the extent to which the provision applies to federal securities law claims, and that that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Finally, disclose the risks related to this provision, including but not limited to, increased costs for investors to bring a claim and that these provisions can discourage claims or limit an investor's ability to bring a claim in a judicial forum that they find favorable, and address that there is uncertainty about the enforceability of such a provision.

Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Giovanni Caruso, Esq.